Exhibit 99.3

February 27, 2002

Via Federal Express
-------------------

Mr. Lee Cohn
Chairman of Special Committee
Morton's Restaurant Group, Inc.

Big 4 Restaurants
5101 North Scottsdale Road
Scottsdale, AZ  85250

Dear Mr. Cohn:

      Pursuant to my letter of February 20, 2002 (which you have not responded to), if your process has yielded a transaction, given the fact that you have excluded legitimate potential bidders based on requiring standstill provisions, we believe that it would be most inappropriate for the Board to agree to any breakup fee, lockup, or any other agreement that could prove more costly to other potential bidders.

      We further note that the Company has consistently released its fourth quarter earnings near the end of January and, as such, the release of 2001's fourth quarter results is materially late. The Company has repeatedly moved the release date from "late January" to "early February", to "mid-February", to "the end of February". Logically, the Company has been in possession of the results for some time and there has been a significant amount of adverse trading in the stock during this period. It would be most unfortunate, if the results together with any other released information, when disclosed, are materially inconsistent with the Company's fairly recent prior guidance and disclosures issued on December 10, 2001 and January 7, 2002.

                                          Very Truly Yours,

                                          /s/ Donald T. Netter
                                          -------------------------
                                          Donald T. Netter
                                          Senior Managing Director

cc:   Ms. Dianne H. Russell               Dr. John J. Connolly
      Senior Vice President               President & Chief Executive Officer
      Comerica                            Castle Connolly Medical Ltd.
      100 Federal Street                  42 West 24th Street
      28th Floor                          Second Floor
      Boston, MA  02110                   New York, NY  10010

      Mr. Alan A. Teran                   Gregory V. Varallo, Esquire
      Director                            Richards, Layton & Finger
      Good Times, Inc.                    One Rodney Square
      601 Corporate Circle                P.O. Box 551
      Golden, CO  80401                   Wilmington, DE  19899